UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6 ) (1)

ELECTRO-SENSORS, INC.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

285233 10 2

(CUSIP Number)

Nicholas Swenson

3033 Excelsior Blvd., Suite 560

Minneapolis, MN. 55416

Telephone: (612) 353-6380

With a copy to:

Frank Vargas, Esq.

Gray Plant Mooty

500 IDS Center

Minneapolis, MN 55402

Telephone: (612) 632-3420

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285233 10 2

1	NAMES OF REPORTING PERSONS Nicholas Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not applicable (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 422,108 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 422,108 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,108 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.10 per share, of Electro-Sensors Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background.

1)	(a)	Nicholas Swenson

	(b)	Address:	3033 Excelsior Blvd., Suite 560
Minneapolis, MN. 55416

	(c)	Principal Business:	Private Investor

	(f)	Citizenship:	United States

No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases is the personal investment capital of Nicholas Swenson.

Item 4.	Purpose of Transaction.

The securities disclosed herein were, at the time of purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, Mr. Swenson has no present plans or proposal that relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of instructions to Schedule 13D. Mr. Swenson has reviewed in the past, and intends to continue to review in the future, his whole investment portfolio, including this Issuer and depending on a number of factors, including, without limitation, the Issuer’s common stock price, conditions in the stock market and Issuer’s industry and general economic conditions, he may take actions as he feels appropriate, including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intentions with respect to any and all matters discussed in Item 4. Mr. Swenson has spoken with management of the Issuer about the possibility of having representation on the Issuer’s Board of Directors.

Item 5.	Interests in Securities of the Issuer.

(a)   Mr. Swenson owns 422,108 shares of the outstanding Common Stock of the issuer, representing approximately 12.4% of the Common Stock (based on 3,389,577 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q, for the period ended September 30, 2011).

(b)   Mr. Swenson does not share voting or dispositive power with respect to any shares.

(c)   Set forth below is a list of open market purchases which have been effected by Mr. Swenson in the last sixty days:

Trade Date	Number of Shares Purchased	Price Per Share
11/01/2011	11,380	$3.8681

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: December 6, 2011

/s/ Nicholas Swenson

Nicholas Swenson